EXHIBIT 99(a)

NS GROUP, INC.
The following are the excerpted portions of the NS Group, Inc. Amendment No. 1 to Form S-1 Registration Statement dated January 17, 1995, File No. 33-56637, which are expressly incorporated by reference into this Amendment No. 1 to Form 10-K/A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS NS GROUP, INC.
AND SUBSIDIARIES


                                                 Page

Report of Independent Public Accountants         F-2

Consolidated Balance Sheets as of September
24, 1994 and September 25, 1993                   F-3

Consolidated Statements of Operations for
the years ended September 24, 1994,
September 25, 1993, and September 26, 1992       F-4

Consolidated Statements of Cash Flows for
the years ended September 24, 1994,
September 25, 1993, and September 26, 1992       F-5

Consolidated Statements of Common
Shareholders' Equity                             F-6

Notes to Consolidated Financial Statements       F-7


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To NS Group, Inc.:

     We have audited the accompanying consolidated balance sheets of NS Group, Inc. (a Kentucky corporation) and subsidiaries as of September 24, 1994 and September 25, 1993, and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three years in the period ended September 24, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NS Group, Inc. and subsidiaries as of September 24, 1994 and September 25, 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 24, 1994 in conformity with generally accepted accounting principles.

     As explained in Note 12 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective September 26, 1993.

                                   Arthur Andersen LLP

Cincinnati, Ohio
October 31, 1994

NS GROUP, Inc. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

September 24, 1994 and September 25, 1993
(Dollars in thousands)

                                   1994         1993

ASSETS
Current assets
  Cash and cash equivalents      $ 4,405     $  5,797
  Short-term investments          40,071        3,457
  Accounts receivable, less
  allowance for doubtful
  accounts of $637 and $819,
  respectively                    42,651       48,602
  Refundable income taxes            195        2,813
  Inventories                     32,290       41,691
  Operating supplies and other
  current assets                  11,721       18,358
  Deferred tax assets              4,877        6,004
     Total current assets        136,210      126,722
Property, plant and equipment
  --at cost
  Land and buildings              27,841       27,559
  Machinery and equipment        231,383      234,172
  Construction in progress         3,497        3,362
  Less--accumulated
  depreciation                  (102,182)     (91,627)
    Net property, plant and
 equipment                       160,539      173,466
Other assets                      18,578       17,054
     Total assets               $315,327     $317,242

LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities
  Notes payable                 $ 28,872     $ 26,967
  Accounts payable                27,312       28,300
  Accrued liabilities             19,281       23,263
  Current portion of long-
  term debt                       15,543        9,132
     Total current liabilities    91,008       87,662
Long-term debt                   138,110      156,056
Deferred taxes                     9,745       10,902
Common shareholders' equity
  Common stock, no par value,
  40,000,000 shares authorized,
   13,809,413 and 13,696,104
   shares issued and outstanding,
   respectively                   48,988       48,284
  Common stock options and
  warrants                           262          208
  Unrealized gain (loss) on
  available for sale securities      124)          --
  Retained earnings               27,338       14,130
    Common shareholders' equity   76,464       62,622
     Total liabilities and
     shareholders' equity       $315,327     $317,242


See notes to consolidated financial statements

NS GROUP, Inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended September 24, 1994, September 25, 1993
and September 26, 1992
(Dollars in thousands, except per share amounts)

                            1994        1993         1992

Net sales                $303,380    $353,082    $281,242
Cost of products          278,161     310,586     250,189
Selling and admini-
strative expenses          24,530      30,824      29,652
     Operating income         689      11,672       1,401
Interest income             1,733         277         722
Interest expense          (20,030)    (21,096)    (21,797)
Other income (expense)      1,191        (131)        258
Gain on sale of
 subsidiary                35,292          --          --
Income (loss) before
 income taxes, extra-
 ordinary items and
 cumulative effect of
 a change in accounting
 principle                 18,875      (9,278)    (19,416)
Provision (credit) for
income taxes                7,382      (3,382)     (6,058)
   Income (loss) before
   extraordinary items
   and cumulative effect
   of a change in
   accounting principle    11,493      (5,896)    (13,358)
Extraordinary items,
 net of income taxes          --       (1,095)     (2,542)
Cumulative effect of a
 change in accounting
 principle                 1,715           --          --
     Net income (loss)  $ 13,208  $    (6,991)   $(15,900)
Per common share
     Income (loss)
     before extra-
     ordinary items
     and cumulative
     effect of a
     change in
     accounting
     principle             $ .84        $(.44)     $ (.99)
     Extraordinary items      --         (.08)       (.19)
     Cumulative effect of
     a change in accounting
     principle               .12           --          --
     Net income (loss)     $ .96        $(.52)     $(1.18)
Weighted average shares
outstanding           13,789,265   13,552,838  13,483,247


See notes to consolidated financial statements

NS GROUP, Inc. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 24, 1994, September 25, 1993
and September 26, 1992
(Dollars in thousands)
                               1994      1993     1992

Cash flows from operating
activities:
  Net income (loss)        $ 13,208    $(6,991) $(15,900)
  Adjustments to recon-
  cile net income (loss)
  to net cash flows from
  operating activities:
  Depreciation and
  amortization               18,789     19,093    18,711
    Decrease in long-term
    deferred taxes           (1,157)    (1,998)   (1,675)
    Gain on sale of
    subsidiary              (35,292)        --        --
    (Gain) loss on disposal
    of equipment               (230)       323       381
    Increase in accounts
    receivable, net          (7,921)   (11,461)  (11,498)
    (Increase) decrease in
    inventories              (3,168)       906     1,430
    Decrease in refundable
    income taxes              2,618      2,012     7,067
    (Increase) decrease in
    other current assets      2,691     (7,203)      (33)
    Increase in accounts
    payable                   5,782        958     6,442
    Increase in accrued
    liabilities                 351      6,753     3,590
     Net cash flows from
     operating activities    (4,329)     2,392     8,515
Cash flows from investing
activities:
    Proceeds from sale of
    subsidiary               50,426         --        --
    Cash dividend from
    sold subsidiary           6,818         --        --
    Purchases of property,
    plant and equipment     (11,760)    (6,080)   (4,148)
    Proceeds from sale of
    equipment                   631        619     1,246
    (Increase) decrease
    in other assets          (2,122)       999      (774)
    (Increase) decrease in
     short-term investments (36,614)       208     2,303
     Net cash flows from
     investing activities     7,379     (4,254)   (1,373)
Cash flows from financing
  activities:
    Increase in notes
    payable                   1,905      6,286     3,989
    Proceeds from issuance
    of long-term debt           431      2,012     6,379
    Repayments on long-term
    debt                     (7,246)    (9,896)  (12,960)
    Increase in debt
    issuance costs             (236)      (388)     (259)
    Proceeds from issuance
    of common stock             704        931       133
    Dividends paid on
    common stock                 --         --      (808)
     Net cash flows from
    financing activities     (4,442)    (1,055)   (3,526)
     Net increase (decrease)
    in cash and cash
    equivalents              (1,392)    (2,917)    3,616
Cash and cash equivalents
at beginning of year          5,797      8,714     5,098
Cash and cash equivalents
 at end of year            $  4,405    $ 5,797  $  8,714
  Cash paid during the
  year for:
    Interest               $ 18,964    $18,434  $ 18,448
    Income taxes           $  4,868    $   291  $    177

See notes to consolidated financial statements

NS GROUP, Inc. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

For the years ended September 24, 1994, September 25, 1993
and September 26, 1992
(Dollars in thousands)

                                  Unrealized
                                    Gain
                                  (Loss) on
                        Options   Available
          Common Stock    and     for Sale    Retained
         Shares  Amount Warrants  Securities  Earnings Total

Balance,
Sept
ember
28,
1991  13,454,982 $47,220  $100              $37,829 $85,149
Stock
option
plans     49,575     133                                133
Net
loss                                        (15,900)(15,900)
Common
stock
dividends
($.06
per
share)                                         (808)   (808)
Balance,
Sept-
ember
26,
1992  13,504,557 $47,353  $100             $ 21,121 $68,574
Stock
option
plans     48,750     181   108                          289
Common
stock
issuance 142,797     750                                750
Net loss                                     (6,991) (6,991)
Balance,
Sept
ember
25,
1993  13,696,104 $48,284  $208    $  --    $ 14,130$ 62,622
Stock
option
plans     56,145     290    54                          344
Common
stock
issuance  57,164     414                                414
Unrealized
losses on
invest
ments                              (124)               (124)
Net income                                   13,208  13,208
Balance,
September
24,
1994  13,809,413 $48,988  $262    $(124)   $ 27,338$ 76,464

See notes to consolidated financial statements


NS GROUP, Inc. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of NS Group, Inc. and its wholly-owned subsidiaries (the Company): Newport Steel Corporation (Newport), Koppel Steel Corporation (Koppel), Erlanger Tubular Corporation (Erlanger), Imperial Adhesives, Inc. (Imperial), Northern Kentucky Management, Inc., Northern Kentucky Air, Inc and NSub I, Inc., formerly known as Kentucky Electric Steel Corporation. See Note 2. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

     Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents consist of investments with original maturities of three months or less. Amounts are stated at cost, which approximates market value.

Short-Term and Other Investments

     Short-term investments consist primarily of auction rate preferred stocks and money market mutual funds for which market value approximates cost. At September 24, 1994, approximately $8,309,000 in short-term investments were restricted, primarily in connection with cash collateralized letters of credit. Other investments consist of marketable equity securities and are classified as "Other Assets" in the accompanying consolidated balance sheets. During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities"
(Statement 115). Under Statement 115, the Company's investment in a marketable equity security is classified as "available for sale" and is recorded at current market value with an offsetting adjustment to common shareholders' equity; all short-term investments are classified as "trading securities" and are recorded at current market value, with unrealized gains and losses included in results of operations. The impact on the Company's consolidated financial statements from the adoption of Statement 115 was not material.

Inventories

     At September 24, 1994 and September 25, 1993, inventories stated at the lower of LIFO (last-in, first-out) cost or market represent approximately 27% and 23% of total inventories before the LIFO reserve, respectively. All other inventories are stated at the lower of average cost or market, or the lower of FIFO cost or market. Inventory costs include labor, material and manufacturing overhead. Inventories consist of the following components (in thousands of dollars):

                                  1994        1993

Raw materials                  $ 6,699     $ 5,736
Semi-finished and
finished goods                  27,695      37,830
                                34,394      43,566
LIFO reserve                    (2,104)     (1,875)
Total inventories              $32,290     $41,691

Property, Plant and Equipment and Depreciation

     For financial reporting purposes, plant and equipment are depreciated on a straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by use of accelerated methods. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for equipment renewals which extend the life of an asset are capitalized. Included in property, plant and equipment at September 24, 1994, are assets with a net book value of approximately $5,910,000 which are not currently being used in the business. In management's opinion, the values assigned to such assets are realizable.

Income Taxes

     At September 24, 1994, deferred income tax balances represent the tax effect of temporary differences between the financial reporting basis and the tax basis of certain assets and liabilities. In fiscal 1993 and 1992, the provision for deferred income taxes represents the tax effect of income and expense items reported in one period for financial statement purposes and in another period for tax reporting purposes. See Note 12.

Environmental Remediation and Compliance

     Environmental remediation costs are accrued, except to the extent capitalizable, when incurrence of such costs is probable and the costs can be reasonably estimated.
Environmental compliance costs include maintenance and operating costs associated with pollution control facilities, costs of ongoing monitoring programs, permit costs and other similar costs. Such costs are expensed as incurred.

Recently Issued Accounting Standards

     Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement 112) was issued in November, 1992 and requires companies to accrue, during the period an employee renders service, the expense of providing certain postemployment benefits. Currently, the Company recognizes the expense of such benefits, to the extent provided, at the time payment is deemed probable. Adoption of Statement 112 is required in fiscal 1995. Management does not expect adoption of Statement 112 to have a material impact on the Company's consolidated financial condition or results of operations.

Fiscal Year-End

     The Company's fiscal year ends on the last Saturday of September.

Earnings Per Share

     Earnings per share are calculated using the weighted average number of shares outstanding during the period. The effect of common stock equivalents arising from stock options and warrants on the computation of earnings per share is not significant.

Note 2: Sale of Subsidiary

     On October 6, 1993, the Company sold all of the assets and liabilities of its wholly-owned subsidiary, Kentucky Electric Steel Corporation (KES), to a newly formed public company in exchange for $45,626,000 in cash and 400,000 shares (approximately 8%) of the new entity, valued at $4,800,000. In addition, the Company received $6,818,000 in cash from the new entity in satisfaction of a dividend declared by KES prior to the sale.

     Subsequent to the sale, the Company changed the name of KES to NSub I, Inc., which currently holds a portion of the proceeds from the sale. The accompanying consolidated financial statements include the financial position, results of operations and changes in cash flows of KES for the periods prior to the sale.

     The sale of KES resulted in a pre-tax gain of $35,292,000. After giving effect to the elimination of the pre-tax gain of $35,292,000, the related tax effect of $13,764,000 and $123,000 of net income of KES for the eleven days of fiscal 1994 prior to sale, the Company's pro forma net loss before cumulative effect of a change in accounting principle for the fiscal year ended September 24, 1994 is $10,158,000, or a $.74 loss per share.

Note 3: Other Assets

     Other assets at September 24, 1994 and September 25,
1993 includes approximately $10,528,000 and $13,274,000,
respectively, in costs associated with land near Newport, Kentucky, held as investment property and listed for sale.
At September 24, 1994, other assets also include a marketable equity security with a carrying value of $4,600,000 and a cost basis of $4,800,000.

Note 4: Accrued Liabilities

     Accrued liabilities consist of the following (in thousands of dollars):

                                       1994        1993
Accrued payroll and
payroll taxes                       $ 5,032     $ 6,339
Accrued interest                      4,072       4,131
Accrued environmental
remediation                           4,563       5,766
Accrued income taxes                    711          --
Other                                 4,903       7,027
                                    $19,281     $23,263

Note 5: Long-term Debt and Lines of Credit

     Long-term debt of the Company consists of the following
(in thousands of dollars):

                                       1994        1993

Term loans due a non-bank
financial institution, interest
ranging from 11.54% to 12.54%,
due in varying quarterly
installments through 2001,
secured by property, plant
and equipment                      $ 59,125    $ 61,125
Senior Secured Notes due various
insurance companies, interest at
10.65%, due in equal quarterly
installments through 1999,
secured by property, plant and
equipment                            32,729      37,200
11% Subordinated Convertible
Debentures, due in annual
installments from October,
2000 through 2005                    29,000      29,000
Capital Expenditure Loans due a
non-bank financial institution,
interest ranging from 7.99% to
11.54%, due in equal quarterly
installments beginning December,
1994 through 2001, secured by
property, plant and equipment        14,626      14,626
Term loans due various states
and municipalities, interest
ranging from 3% to 11%, due
in varying monthly or quarterly
installments through 2010,
secured by junior mortgages on
property, plant and equipment        11,613      16,470
Other                                 6,560       6,767
                                    153,653     165,188
Less -- Current portion             (15,543)     (9,132)
                                   $138,110    $156,056

     Certain of the loan agreements contain a number of restrictive covenants including, among other things, maintenance of minimum net worth, minimum fixed charge coverage ratios, maximum ratios of indebtedness to total capitalization, minimum current ratio and working capital requirements and restrictions on transferring assets between affiliated companies. Certain term loans also require mandatory prepayments in the event Koppel's cash flow exceeds certain defined levels. In addition, certain of the loan agreements allow for redemption prior to maturity, at the option of the Company, at amounts in excess of par.

     Certain of the loan agreements contain covenants restricting the payment of dividends. Under the most restrictive of these covenants, retained earnings available for dividends is computed under a formula which is based in part on the earnings and losses of the Company after fiscal
1988. Under this covenant, the Company is currently prohibited from paying dividends.

     The Subordinated Convertible Debentures are unsecured obligations of the Company and are convertible into common shares of the Company at a price of $17 per share, or approximately 1,706,000 shares. Interest is payable quarterly. The Debentures are redeemable by the Company at 110% of par.

     Annual long-term debt maturities are $15,543,000 in fiscal 1995, $18,952,000 in fiscal 1996, $18,644,000 in fiscal 1997, $21,792,000 in fiscal 1998 and $21,747,000 in
fiscal 1999.

     The Company has consolidated line of credit agreements with various lenders totaling $34,915,000, including a $16,165,000 line of credit agreement restricted for use at Koppel. The lines are secured by inventory and accounts receivable, with interest rates ranging from 1/2% to 1 1/2% over prime. Borrowings are due on demand and are limited under the agreements to defined percentages of eligible inventory and receivable balances, as well as by certain restrictive covenants. At September 24, 1994, $34,915,000 of the Company's consolidated lines of credit were available for borrowing, of which $28,197,000 was outstanding. These credit lines expire in fiscal 1995 and 1996.

Note 6: Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash, cash equivalents and short-term investments --
The carrying amount approximates fair value because of the short maturity of those instruments.

     Other investments -- Other investments, consisting of marketable equity securities totaling $4,600,000, are reported in other assets and are carried at market value.

     Notes payable -- The carrying amount approximates fair value because of the short maturity and because such instruments contain interest rates that vary with the prime rate.

     Long-term debt -- The fair value of the Company's long-term debt was estimated by calculating the present value of the remaining interest and principal payments on the debt to maturity. The present value computation uses a discount rate equal to Treasury rates with similar terms at the end of the reporting period plus or minus the spread between the Treasury rates and the rate negotiated on the debt at the inception of the loan. The carrying amounts and fair values of the Company's long-term debt at September 24, 1994 were $153,653,000 and $154,649,000, respectively.

Note 7: Preferred Stock

     The Company's authorized stock includes 2,000,000 shares of Class A Preferred Stock, issuable in one or more series. The rights, preferences, privileges and restrictions of any series of Class A Preferred Stock, the number of shares constituting any such series and the designation thereof, are subject to determination by the Board of Directors.

     Four hundred thousand shares of the Class A Preferred Stock has been designated as Series A Junior Participating Preferred Stock, par value $10 per share, in connection with the Shareholders Protection Rights Plan (Plan) adopted in fiscal 1989. Pursuant to the Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of common stock of the Company.

     The Plan includes provisions which are intended to protect shareholders against certain unfair and abusive takeover attempts by anyone acquiring or tendering for 30% or more of the Company's common stock. The Company may redeem the Rights for one cent per Right at any time before a 30% position has been acquired. The Rights will expire in November 1998.

Note 8: Stock Options and Warrants

     The Company has Employee Incentive Stock Option Plans which provide for the issuance of shares of common stock of the Company upon exercise of options granted to certain employees. Under the terms of these plans, options have been granted at fair market value at the grant date and are exercisable on a pro rata basis over a period of nine years beginning one year after the date of grant. At September 24, 1994, options outstanding are priced in a range from $3.25 to $14.125 per share. Of the options expired in fiscal 1994, 295,030 options expired in connection with the sale of KES.

     A summary of transactions in the plans for fiscal 1994 and 1993 follows:

                                     1994        1993

Options outstanding,
beginning of year               1,185,525     960,020
Options granted                   289,050     332,550
Options expired                  (369,725)    (58,295)
Options exercised                 (56,145)    (48,750)
Options outstanding,
end of year                     1,048,705   1,185,525
Options exercisable,
end of year                       509,525     644,500
Available for grant               488,580     674,250

     Under the NS Group, Inc. Non-Qualified Stock Option and Stock Appreciation Rights Plan of 1988 the Company may grant to key employees options to purchase (or stock appreciation awards corresponding to) an aggregate of 500,000 shares of the Company's common stock. Options are to be issued at no less than 50% of market value on the date of grant, are exercisable in yearly increments as determined by the Stock Option Committee and expire ten years from the date of grant. At September 24, 1994, options outstanding are priced in a range from $3.75 to $13.43 per share. Grant prices have ranged from 64% to 110% of the market price at the date of grant. Compensation expense is recorded by the Company for grants of options with an exercise price less than the market price of the common stock at the date of grant.

     A summary of transactions in the plan for fiscal 1994 and 1993 follows:

                                       1994        1993

Options outstanding
beginning of year                   366,760     262,000
Options granted                     135,085     125,760
Options expired                     (26,220)    (21,000)
Options exercised                        --          --
Options outstanding,
end of year                         475,625     366,760
Options exercisable,
end of year                         106,700      61,200
Available for grant                  24,375     133,240

     The Company has common stock warrants outstanding, issued in connection with the financing of the Koppel acquisition. The warrants are exercisable for approximately
772,000 shares of the Company's common stock, at a price of $8.00 per share and expire October 4, 2000.

Note 9: Commitments and Contingencies

     The Company has various commitments for the purchase of materials, supplies and energy arising in the ordinary course of business.

     Newport is a co-defendant in a claim for breach of implied warranty in the United States District Court for the Southern District of Texas arising from the failure of two joints of welded pipe during testing of an off-shore pipeline. The plaintiff is seeking damages in excess of $5 million for costs associated with replacing the entire pipeline and lost production revenues. The Company believes that it has meritorious defenses to this claim. Insurance may be available for a portion, but not all, of any award for damages. In addition, the Company is subject to various other claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability and other matters, which seek remedies or damages. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. The ultimate effect of those matters, however, individually or in the aggregate, on the Company's consolidated results of operations and cash flows may be materially impacted by the amount and timing of charges to operations as well as the amount and timing of cash flow requirements resulting from new information as it becomes available.

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act (the 1990 Amendments), the Clean Water Act and all regulations promulgated in connection therewith, including those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other similar mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, which is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and recycles it through a waste recycling firm using EPA-approved processes. The Company also has on its property at Newport a permitted hazardous waste disposal facility.

     The occurrences of the accidental melting of radioactive materials, as discussed in Note 10, have not resulted in any notice of violations from federal or state environmental regulatory agencies. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage. As of September 24, 1994, claims recorded in connection with disposal costs substantially exhaust available insurance coverage. Based on current knowledge, management believes the recorded gross reserves of $4,354,000 for disposal costs pertaining to these incidents are adequate.

     In September 1994, the Company received a proposed Consent Agreement from the EPA relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The proposed Consent Agreement establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation may require cleanup measures. Pursuant to various indemnity provisions in agreements entered into at the time of the Company's acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. While such parties have not at this time acknowledged full responsibility for potential costs under the proposed Consent Agreement, the Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the proposed Consent Agreement, including all associated costs, claims and liabilities.

     Subject to the uncertainties concerning the proposed
Consent Agreement and the storage and disposal of the radiation contaminated dust, the Company believes that it is currently in compliance with all known material and applicable environmental regulations.

     Regulations under the 1990 Amendments to the Clean Air
Act that will pertain to the Company's operations are currently not expected to be promulgated until 1997 or later. The Company cannot predict the level of required capital expenditures or operating costs resulting from future environmental regulations such as those forthcoming as a result of the 1990 Amendments. However, the Company believes that while the 1990 Amendments may require additional expenditures, such expenditures will not have a material impact on the Company's business or consolidated financial position for the foreseeable future.

     Capital expenditures for the succeeding fiscal year relating to environmental control facilities are not expected to be material, however, such expenditures could be influenced by new and revised environmental regulations and laws.

     As of September 24, 1994, the Company had environmental remediation reserves of $4,563,000, of which $4,354,000 pertain to accrued disposal costs for radiation contaminated baghouse dust. As of September 24, 1994, the possible range of estimated losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3,000,000; however, with respect to the proposed Consent Agreement matter, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the proposed Consent Agreement or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 10: Extraordinary Items

     During the fourth quarter of fiscal 1993, Newport shut down its melt shop operations for nineteen days when it was discovered that a radioactive substance was accidentally melted, resulting in the contamination of the melt shop's electric arc furnace emission control facility, or "baghouse facility". A similar incident, having occurred in the third quarter of fiscal 1992, shut down Newport's melt shop facilities for twenty-three days. The source of the radiation in these incidents was contained in incoming shipments of scrap steel and was not detected by monitors that check incoming steel scrap. In response, the Company incurred capital expenditures to install additional state-of-the-art radiation detection systems in various locations throughout the Newport plant.

     The Company incurred estimated losses as a result of the extended outages and costs to restore the melt shop and related facilities back to operation, including estimated costs to dispose of the radiation contaminated baghouse dust, of $7,156,000 and $4,100,000, in fiscal 1993 and 1992, respectively. The Company has recovered $3,460,000 through insurance, and expects to recover and has recorded, with respect to the 1993 incident, a $2,302,000 receivable relating to insurance claims for the recovery of disposal costs which will be filed with the Company's insurance company at the time such disposal costs are incurred. No recovery has been made nor recorded for the fiscal 1992 incident and the Company is assessing the possibility of legal remedies against certain parties. The losses and costs attributable to these incidents, net of insurance claims, resulted in an extraordinary charge of $1,095,000, net of applicable income tax benefit of $662,000, or an $.08 loss per share, in fiscal 1993 and an extraordinary charge of $2,542,000, net of applicable income tax benefit of $1,558,000, or a $.19 loss per share, in fiscal 1992.

Note 11: Profit Sharing Plans

     The Company has established various profit sharing plans at the operating companies which are based on the earnings of the respective companies. Generally, the plans require mandatory contributions at a specified percentage of pretax profits (with a guaranteed minimum based on hours worked at Newport) for the bargaining unit employees, and allow for a discretionary contribution set by the Board of Directors for salaried employees. Expense for contributions was approximately $497,000, $1,244,000 and $1,119,000 in fiscal years 1994, 1993 and 1992, respectively.

Note 12: Income Taxes

     Effective September 26, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes ("Statement 109"). Prior to adoption of Statement 109, deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. Under Statement 109, deferred tax liabilities and assets are based upon differences in the basis of assets and liabilities for financial statements and tax returns and are determined based on the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The cumulative effect of the change in accounting increased net income by $1,715,000, or $.12 per share.

     The provision (credit) for income taxes, including
$662,000 and $1,558,000 allocated to extraordinary items in fiscal 1993 and 1992, respectively, consists of the following (in thousands of dollars):

                               1994      1993        1992

Current:
  Federal                    $5,100   $(2,000)    $(4,000)
  State                         323      (851)       (287)
                              5,423    (2,851)     (4,287)
Deferred:
  Federal                       739    (1,526)     (3,470)
  State                       1,220       333         141
                              1,959    (1,193)     (3,329)
Provision (credit) for
 income taxes                $7,382   $(4,044)    $(7,616)

     The income tax provision (credit) differs from the amount computed by applying the statutory federal income tax rate to income (loss), including extraordinary items, before income taxes for the following reasons (in thousands of dollars):

                               1994      1993        1992

Income tax provision
(credit) at statutory tax
rate of 35% in fiscal
1994 and 34% in fiscal
1993 and 1992                $6,606   $(3,752)    $(7,995)
Change in taxes
resulting from:
State income taxes,
net of federal effect         1,003      (342)        (96)
Dividend income exclusion      (200)       (6)        (14)
Other, net                      (27)       56         489
Total provision (credit)
for income taxes             $7,382   $(4,044)    $(7,616)

     The following represents the components of deferred tax liabilities and assets at September 24, 1994. A valuation allowance has not been recorded against deferred tax assets as it is estimated that such deferred tax assets will be realized through a reduction of taxes otherwise payable upon the reversal of existing taxable temporary differences.


                                            1994
                                        (in thousands
                                           of dollars)

Deferred tax liabilities:
  Property, plant and equipment              $27,774
  Other items                                  2,222
                                              29,996
Deferred tax assets:
  Reserves and accruals                        3,904
  Net operating tax loss carryforward         11,690
  Alternative minimum tax and other
  tax credit carryforward                      7,629
  Other items                                  1,905
                                              25,128
Net deferred tax liability                   $ 4,868

     For federal income tax purposes, the Company has alternative minimum tax credit carryforwards of approximately $7,237,000, which are not limited by expiration dates, and other tax credit carryforwards of approximately $392,000, which expire beginning in 2000. The Company also has net operating tax loss carryforwards of approximately $33,399,000, which expire beginning in 2007.

     The components of the credit for deferred income taxes for fiscal 1993 and 1992 are as follows (in thousands of dollars):

                                      1993         1992

Excess of tax over book
depreciation                       $ 4,097      $ 7,778
Koppel start-up costs deferred
for income tax purposes                177          533
Reserves and accruals not
currently deductible                  (299)      (1,439)
Alternative minimum tax and
other tax credit carryforwards       1,684         (780)
Net operating tax loss
carryforward                        (7,034)      (8,134)
Other, net                             182       (1,287)
     Total                         $(1,193)     $(3,329)


Note 13: Related Party Transactions

     One of the Company's directors/shareholders has a controlling interest in a company which purchases certain reject and limited service tubular products from Newport. Sales to this customer were approximately $10,984,000, $10,914,000 and $10,356,000 for fiscal years 1994, 1993, and
1992, respectively. Trade receivables from this customer were $958,000 and $582,000 at the end of fiscal 1994 and 1993, respectively.

Note 14: Business Segment Information

     The Company operates primarily in two separate business segments:

     Specialty Steel Products -- Includes welded tubular steel products and hot rolled coils manufactured at a mini-mill located near Newport, Kentucky; seamless tubular steel products, special bar quality products and semi-finished steel products manufactured at a mini-mill located in western Pennsylvania and a pipe finishing operation located near Tulsa, Oklahoma.

     Adhesive Products -- Includes industrial adhesives manufactured principally at plants in Cincinnati, Ohio and Nashville, Tennessee.

     The operations of both segments are conducted principally in the United States. The Company grants trade credit to customers, the most significant of which are distributors serving the oil and natural gas exploration and production industries which purchase tubular steel products from the Specialty Steel Products segment. The following table sets forth selected financial information by business segment for fiscal 1994, 1993 and 1992 (in thousands of dollars):
                                           Depre-
                         Oper             ciation
                         ating    Identi-   and     Capital
                   Net   Income   fiable  Amorti-   Expen-
                  Sales  (Loss)   Assets  zation    ditures

1994
Specialty
steel
products       $270,441 $ 2,909  $246,295 $18,373   $11,380
Adhesives
products         32,939   1,150    12,486     416       380
Corporate
assets and
allocations          --  (3,370)   56,546      --        --
Total con-
solidated      $303,380 $   689  $315,327 $18,789   $11,760
1993
Specialty
steel
products       $325,007 $13,379  $271,968 $18,691   $ 5,798
Adhesives
products         28,075   1,059    12,228     402       282
Corporate
assets and
allocations          --  (2,766)   33,046      --        --
Total
consoli
dated          $353,082 $11,672  $317,242 $19,093   $ 6,080
1992
Specialty
steel
products       $256,360 $ 3,351  $271,477 $18,296   $ 3,948
Adhesives
products         24,882     533    10,845     415       200
Corporate
assets and
allocations          --  (2,483)   36,757      --        --
Total consol-
idated         $281,242  $1,401  $319,079 $18,711   $ 4,148

Note 15: Quarterly Financial Data (Unaudited)

     Quarterly results of operations for 1994 and 1993 are as follows (in thousands of dollars, except per share amounts):

                   First      Second      Third     Fourth
                  Quarter    Quarter     Quarter    Quarter

1994
Net sales        $71,959     $66,012     $80,807    $84,602
Gross profit       7,791       1,831       7,203      8,394
Income (loss)
before cumulative
effect of a
change in
accounting
principle         20,026      (5,583)     (1,990)      (960)
Net income
(loss)            21,741      (5,583)     (1,990)      (960)
Income (loss)
per common
share before
cumulative
effect of a
change in
accounting
principle           1.46       (.40)        (.14)      (.07)
Net income
(loss) per
common share        1.58       (.40)        (.14)      (.07)
1993
Net sales        $77,779    $86,735      $95,363    $93,205
Gross profit       7,366     10,282       12,686     12,162
Income (loss)
before extra-
ordinary item     (3,355)   (2,115)           11       (437)
Net income
(loss)            (3,355)   (2,115)           11     (1,532)
Income (loss)
per common
share before
extraordinary
item                (.25)     (.16)           --       (.03)
Net income
(loss) per
common share        (.25)     (.16)           --       (.11)

     The sale of KES increased fiscal 1994 first quarter net income by $21,528,000. In addition, in the fiscal 1994 first quarter, the Company recorded the cumulative effect of the adoption of Statement No. 109, which increased net income by $1,715,000.

     Fiscal 1994 second quarter results were negatively affected by a decline in welded tubular shipments that resulted primarily from customers' resistance to announced price increases. Fiscal 1994 second quarter welded tubular sales declined by approximately $7.9 million from the comparable fiscal 1993 quarter. The Company adjusted its welded tubular selling prices in response to the decline and volume recovered in the third quarter of fiscal 1994. In addition, fiscal 1994 second quarter results were negatively impacted by severe winter weather conditions.

Note 16: Proposed Offering of Debt Securities

     The Company is currently pursuing a refinancing of a significant portion of its long-term debt through the registration and sale of $125 million Senior Secured Notes due 2003 (the Offering), which would substantially reduce principal amortization requirements on term debt until the maturity of the Senior Secured Notes. Completion of the Offering is subject to the Securities and Exchange
Commission allowing the registration of the Senior Secured
Notes to become effective, the entering into a firm commitment with the underwriters and the existence of market conditions satisfactory to the Company.

Executive Compensation

      The following table presents summary information concerning compensation for each of the last three fiscal years awarded or paid to, or earned by, the Chief Executive
Officer and each of the other executive officers for the fiscal year ended September 24, 1994 for services rendered to the Company and its subsidiaries.

                   SUMMARY COMPENSATION TABLE
                     Annual Compensation

Name and Principal                        Other Annual
Position              Year  Salary Bonus Compensation(1)

Clifford R. Borland   1994 $361,692  $0     (2)
President and Chief   1993  315,921   0     (2)
Executive Officer     1992  310,000   0

Ronald R. Noel        1994 $188,951  $0     (2)
Vice President,       1993  181,328   0     (2)
Secretary and Chief   1992  178,000   0
Administrative
Officer; President
of Newport

John R. Parker(4)     1994 $173,863  $0     (2)
Vice President,       1993  166,022   0     (2)
Treasurer and Chief   1992  163,000   0
Financial Officer



                         Long-Term
                        Compensation
Name and Principal       Number of        All Other
Position                Options/SARs    Compensation(1)

Clifford R. Borland         41,333       31,750  (3)
President and Chief         15,000       16,648  (3)
Executive Officer             0

Ronald R. Noel
Vice President,
Secretary and Chief         13,420         8,643 (3)
Administrative               9,750        14,537 (3)
Officer; President            0
of Newport

John R. Parker(4)
Vice President,             13,420        15,647 (3)
Treasurer and Chief          9,750         7,131 (3)
Financial Officer             0


(1) In accordance with the transitional provisions of the rules on executive officer compensation adopted by the Securities and Exchange Commission, amounts under "Other
Annual Compensation" and "All Other Compensation" are excluded for the Company's 1992 fiscal year.

(2) The named executive officers received certain perquisites in fiscal 1994 and 1993, the amount of which did not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus.

(3) Amounts included as "All Other Compensation" consist of insurance premiums made pursuant to the Company's salary continuation program and in connection with certain disability insurance policies. Under the Company's salary continuation program, which the Company funds with insurance policies, the Company will pay certain employees, including the executive officers, upon retirement at or after age 62 an amount ranging from 27% to 42% of his current base salary for life, with payments for a minimum of 10 years either to each participant or his descendants. During fiscal 1994 and 1993, respectively, the Company paid aggregate premiums as follows: $18,933 and $4,733 for Mr. Borland; $3,143 and $9,430 for Mr. Noel; and $10,991 and $2,748 for Mr. Parker. The Company has purchased disability insurance policies for the benefit of certain employees of the Company, including the named executive officers. In the event an insured is disabled for more than 60 days, he will be paid 70% of his base salary during the term of such disability up to age 65. During fiscal 1994 and 1993, respectively, the Company paid aggregate premiums as follows: $12,817 and $11,915 for Mr. Borland; $5,500 and $5,107 for Mr. Noel; and $4,736 and $4,383 for Mr. Parker.

(4) Mr. Parker is 50 years old and has held the same or similar positions with the Company for more than five years.


     The following tables present certain information concerning stock options/SARs granted to and exercised by the executive officers of the Company during fiscal 1994.

                        OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                 Percent
                              of Total
                        Options/
                        SARs
                        Granted
                        to                Market
              Options/  Employ-   Per      Price
               SARs     ees in   Share   on Date  Expir-
              Granted   Fiscal  Exercise    of     ation
Name           (1)      Year(2)  Price    Grant    Date
Clifford R.
Borland       41,333     9.7%    $7.25    $7.25   12/01/03


Ronald R.
Noel          13,420      3.2     7.25     7.25   12/01/03


John R.
Parker        13,420      3.2     7.25     7.25   12/01/03



                 Potential Realizable Value at Assumed
                      Annual Rates of Stock Price
                    Appreciation for Option Term(3)
Name                        5%         10%

Clifford R. Borland      $188,457    $477,588

Ronald R. Noel             61,188     155,063

John R. Parker             61,188     155,063

(1) Options/SARs were granted pursuant to the NS Group, Inc. Non-Qualified Stock Option and Stock Appreciation Rights Plan of 1988 (NSO Plan). The options become exercisable over a five year period in increments of 20% per year beginning with the third anniversary of the date of grant.

(2 The Company granted options representing 424,135 shares to employees in fiscal 1994 (135,085 under the NSO Plan and 289,050 under the Company's Employee Incentive Stock Option
Plan).

(3 The amounts shown under these columns are the result of calculations at 5% and 10% rates as required by the Securities and Exchange Commission and are not intended to forecast future appreciation of the stock price of the Company's common stock.




               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
           YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                 Number              Total Number of
             of Shares            Shares for which
              Acquired            Unexercised Options/
              on Exer-   Value    SARs held at Sept.
Name           cise     realized  24, 1994
                                  Exerci-   Unexerci-
                                  sable     sable
Clifford
R. Borland      0         $0      18,200     73,133

Ronald
R. Noel         0          0      13,900     36,770

John R.
Parker          0          0      14,700     36,970



                         Total Value of Unexercised,
                             In-the-Money
                           Options/SARS held
                         at September 24, 1994(1)
Name                     Exercisable Unexercisable


Clifford R. Borland          $0         $41,250

Ronald R. Noel                0          26,813

John R. Parker                0          26,813


(1) In-the-Money Options/SARs are those where the fair market value of the underlying securities at fiscal year-end exceed the exercise price of the option or SAR.